FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 16, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

16| April | 2008

Press Release

Mobile TeleSystems announces financial results for the fourth quarter and full year ended December 31, 2007

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announced its consolidated US GAAP financial results for the three months (unaudited) and full year ended December 31, 2007.

Key Financial Highlights of FY 2007

•                  Consolidated revenues up 29% y-o-y to $8,252 million

•                  Consolidated OIBDA(1) up 31% to $4,223 million y-o-y with 51.2% OIBDA margin

•                  Consolidated net income up 93% year on year to $2,072 million

•                  Free cash-flow(2) generation of $964 million

Key Corporate and Industry Highlights

•                  Allocation of 3G licenses in Russia, Uzbekistan and Armenia

•                  Countrywide rebranding of operations in Ukraine

•                  Launch of a CDMA network in Ukraine

•                  Entry into Armenia through acquisition of leading operator, K-Telecom (VivaCell)

•                  Launch of Blackberry enterprise service in Ukraine and Russia (2008)

•                  Payment of $747 million dividend and adoption of MTS Dividend Policy

•                  Acquisition of Bashcell, a small Russian regional operator

•                  Consolidation of ownership stake in Uzdunrobita (MTS Uzbekistan)

•                  Adoption of employee remuneration program for over 420 managers

Group Outlook for 2008

•                  Group revenue growth of 25%

•                  Group OIBDA margin of 50%

•                  Group CAPEX of $2.5 bn

Leonid Melamed, President and Chief Executive Officer, highlighted, “2007 was another year of strong growth and enhanced profitability.  In successfully implementing our corporate strategy, we have realized even stronger growth in our financial position and enhanced our leadership in the region.  Given our solid foundation and record of success, we are confident that 2008 will continue to provide opportunities to further develop our business and generate greater returns for shareholders.

(1)  See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2) See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Financial Summary(3)

US$ million	Q4’07	Q4’06	y-o-y		Q3’07	q-o-q		2007	2006	y-o-y
Revenues	2,326	1,806	29%		2,216	5%		8,252	6,384	29%
OIBDA	1,127	938	20%		1,175	-4%		4,223	3,230	31%
- margin	48.4%	51.9%	-3.5	pp	53.0%	-4.6	pp	51.2%	50.6%	+0.6	pp
NOI(4)	644	649	-1%		802	-20%		2,734	2,134	28%
- margin	27.7%	35.9%	-8.2	pp	36.2%	-8.5	pp	33.1%	33.4%	-0.3	pp
Net income	460	110 (5)	317%		655	-30%		2,072	1,076 (6)	93%

Group Operating Review

Market Growth

Each market of operation reporting increased mobile penetration(7) in 2007:

•                  Up from 114% to 119% in Russia;

•                  Up from 115% to 120% in Ukraine;

•                  Up from 16% to 22% in Uzbekistan;

•                  Up from 6% to 7% in Turkmenistan;

•                  Up from 69% to 73% in Belarus.

Subscriber Development

The Company added approximately 4.0 million new customers during the fourth quarter of 2007 on a consolidated basis that were all added organically. During the quarter MTS added:

•                  3.0 million subscribers in Russia;

•                  0.1 million subscribers in Ukraine;

•                  0.5 million subscribers in Uzbekistan;

•                  67 thousand subscribers in Turkmenistan;

•                  0.3 million subscribers in Armenia.

Our Belarus operations added 135.3 thousand subscribers during the quarter.

Since the end of the fourth quarter to March 31, 2008, MTS has organically added a further 2.97 million users, expanding its consolidated subscriber base to 84.94 million.

Key Subscriber Statistics

(mln)	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07
Total consolidated subscribers, eop	72.86	74.16	74.67	77.97	81.97
Russia	51.22	51.50	52.68	54.42	57.43
Ukraine	20.00	20.75	19.81	19.91	20.00
Uzbekistan(8)	1.45	1.70	1.95	2.29	2.80
Turkmenistan	0.18	0.20	0.24	0.29	0.36
Armenia	—	—	—	1.07	1.38
MTS Belarus(9)	3.21	3.37	3.48	3.66	3.80

(3)  Q4 2007 statements are unaudited.

(4)  Net Operating Income (NOI).

(5)  Reflecting the $320 mln write-off of Bitel LLC; y-o-y growth rate of 7% excluding the write-off.

(6)  Reflecting the $320 mln write-off of Bitel LLC; y-o-y growth rate of 48% excluding the write-off.

(7) The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

(8)  MTS employs a two-month inactive churn policy in Uzbekistan

(9) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

Market Share

MTS was able to maintain its leading position in the majority of its markets of operation during 2007. At the end of the fourth quarter, MTS’ subscriber market share:

•                  Maintained at 33% in Russia;

•                  Declined from 37% to 36% in Ukraine;

•                  Maintained at 54% in Uzbekistan;

•                  Increased from 86% to 88% in Turkmenistan;

•                  Reached 74% in Armenia.

In Belarus, the market share declined slightly to 53% from 54%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 86% of gross additions in Russia and 96% in Ukraine in the fourth quarter. At the end of the fourth quarter 2007, 88% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans remained at 92%.

Russia Highlights

US$ mln	Q4’07		Q4’06		y-o-y		Q3’07		q-o-q		2007		2006		y-o-y
Revenues	1,723		1,332		29%		1,667		3%		6,181		4,666		32%
OIBDA	822	(10)	692		19%		881	(11)	-7%		3,153	(12)	2,330		35%
- margin	47.7%		52.0%		-4.3	pp	52.8%		-5.1	pp	51.0%		49.9%		+1.1	pp
Net income	344		10	(13)	3,332%		508		-32%		1,616		670	(14)	141%
CAPEX	490		317		55%		207		137%		919		1,078		-15%
- as % of rev	28.4%		23.8%		+4.6	pp	12.4%		+16.0	pp	14.9%		23.1%		-8.2	pp

	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
ARPU (US$)	8.5	8.2	9.2	10.0	10.0	7.9	9.2
MOU (min)	133	134	151	167	187	129	157
Churn rate (%)	5.1	6.1	5.2	7.1	5.1	23.3	23.1
SAC (US$)	29.1	26.2	28.9	24.3	26.6	23.2	26.3

Ukraine Highlights

US$ mln	Q4’07	Q4’06	y-o-y		Q3’07	q-o-q		2007	2006	y-o-y
Revenues	425	400	6%		439	-3%		1,608	1,490	8%
OIBDA	195	202	-3%		220	-11%		782	764	2%
- margin	45.8%	50.4%	-4.6	pp	50.1%	-4.3	pp	48.6%	51.3%	-2.7	pp
Net income	75	100	-25%		95	-21%		319	375	-15%
CAPEX	169	185	-9%		126	34%		545	576	-5%
- as % of rev	39.7%	46.3%	-6.6	pp	28.7%	+11.0	pp	33.9%	38.7%	-4.8	pp

	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
ARPU (US$)	7.2	5.7	6.4	7.3	7.1	7.3	6.6
MOU (min)	147	135	152	162	163	142	154
Churn rate (%)	8.2	7.8	14.1	12.5	14.4	29.9	49.0
SAC (US$)	7.8	11.2	13.7	10.9	12.7	10.2	12.1

(10)   Including intercompany of $0.4 mln.

(11)   Including intercompany of $2.2 mln.

(12) Including intercompany of $2.6 mln.

(13) Reflecting the $320 mln write-off of Bitel LLC; y-o-y growth rate of 4% excluding the write-off.

(14) Reflecting the $320 mln write-off of Bitel LLC; y-o-y growth rate of 63% excluding the write-off.

Uzbekistan Highlights

US$ mln	Q4’07	Q4’06	y-o-y		Q3’07	q-o-q		2007	2006	y-o-y
Revenues	77	46	66%		66	16%		248	137	82%
OIBDA	49	30	64%		41	18%		158	84	89%
- margin	63.6%	64.0%	-0.4	pp	62.5%	+1.1	pp	63.5%	61.1%	+2.4	pp
Net income	31	16	93%		25	25%		90	37	140%
CAPEX	13	3	294%		5	168%		30	52	-42%
- as % of rev	16.4%	6.9%	+9.5	pp	7.1%	+9.3	pp	12.1%	37.7%	-25.6	pp

	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
ARPU (US$)	12.0	10.3	10.4	10.3	10.0	11.1	9.7
MOU (min)	515	463	549	565	574	437	516
Churn rate (%)	10.7	16.8	17.9	14.3	13.5	50.0	58.2
SAC (US$)	3.1	4.1	3.7	4.4	4.8	3.5	4.3

Turkmenistan Highlights

US$ mln	Q4’07	Q4’06	y-o-y		Q3’07	q-o-q		2007	2006	y-o-y
Revenues	47	30	58%		45	3%		168	106	59%
OIBDA	29	14	99%		28	2%		93	52	81%
- margin	61.4%	48.5%	+12.9	pp	62.0%	-0.6	pp	55.5%	48.9%	+6.6	pp
Net income	3	-16	—		27	-89%		40	-7	—
CAPEX	27	8	258%		1	2,620%		32	16	96%
- as % of rev	58.3%	25.7%	32.6%		2.2%	+56.1	pp	18.9%	15.3%	+3.6	pp

	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
ARPU (US$)	60.2	61.4	63.4	57.4	48.1	69.9	51.9
MOU (min)	239	227	264	299	282	225	250
Churn rate (%)	5.1	6.1	6.3	8.6	5.5	12.5	24.4
SAC (US$)	37.7	47.7	26.9	20.8	19.7	32.2	24.7

Armenia Highlights

US$ mln	Q4’07	Q3’07(15)	q-o-q	2007
Revenues	58	8	n/a	67
OIBDA	33	5	n/a	38
- margin	56.2%	59.8%	n/a	56.5%
Net income	7	0.1	n/a	7
CAPEX	14	n/a	n/a	14
- as % of rev	24.0%	n/a	n/a	21.0%

	Q3’07	Q4’07	2007
ARPU (US$)	15.7	15.8	15.5
SAC (US$)	12.9	15.2	9.7

Group Financial Position

MTS’ expenditure on property, plant and equipment in the fourth quarter totaled approximately $581 million, of which $386 million was invested in Russia, $153 million in Ukraine, $4 million in Uzbekistan, $27 million in Turkmenistan and $11 million in Armenia. The Company’s expenditure on property, plant and equipment for the full year 2007 totaled approximately $1,317 million, of which $740 million in Russia, $519 million in Ukraine, $16 million in Uzbekistan, $32 million in Turkmenistan and $11 million in Armenia.

MTS spent approximately $133 million on the purchase of intangible assets during the fourth quarter, of which $105 million was spent in Russia, $16 million in Ukraine, $9 million in Uzbekistan and $3 million in Armenia. The Company spent

(15) Date of purchase was September 14, 2007.

approximately $222 million on the purchase of intangible assets during the full year 2007, of which $179 million in Russia, $25 million in Ukraine, $14 million in Uzbekistan and $3 million in Armenia.

As of December 31, 2007, MTS’ total debt(16) was at $3.4 billion, resulting in a ratio of total debt to OIBDA of 0.8 times. Net debt amounted to $2.8 billion at the end of the quarter and the net debt to OIBDA of 0.7 times.

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 84.94 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

 (16) Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

Attachments to the Fourth Quarter and Full Year 2007
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (US$ mln)	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating income	648.8	597.2	691.0	801.8	643.8	2,133.7	2,733.8
Add: D&A	289.2	305.9	327.7	372.9	483.0	1,095.9	1,489.6
OIBDA	938.0	903.1	1,018.7	1,174.7	1,126.9	3,229.7	4,223.4

Russia (US$ mln)	Q4’06	Q1’07	Q2’07	Q3’07		Q4’07		2006	2007
Operating income	479.0	463.6	531.1	612.0		469.3		1,510.8	2,076.1
Add: D&A	213.3	218.3	236.8	268.8		352.7		819.3	1,076.6
OIBDA	692.3	681.9	767.9	880.9	(17)	822.0	(18)	2,330.1	3,152.7	(19)

Ukraine (US$ mln)	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating income	137.6	92.9	120.6	136.7	106.7	530.5	456.8
Add: D&A	64.1	75.5	78.3	83.1	88.1	233.7	325.0
OIBDA	201.7	168.4	198.8	219.7	194.8	764.3	781.8

Uzbekistan (US$mln)	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating income	22.1	23.6	28.5	27.0	35.2	56.6	114.3
Add: D&A	7.5	7.7	8.2	14.1	13.5	26.9	43.5
OIBDA	29.6	31.3	36.7	41.1	48.7	83.6	157.8

Turkmenistan (US$mln)	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating income	10.1	17.2	10.8	22.6	22.9	35.7	73.5
Add: D&A	4.3	4.4	4.4	5.4	5.7	15.9	20.0
OIBDA	14.4	21.6	15.2	28.1	28.6	51.7	93.5

 (17) Including intercompany of $2.2 mln.

 (18) Including intercompany of $0.4 mln.

 (19) Including intercompany of $2.6 mln.

Armenia (US$ mln)	Q3’07	Q4’07	2007
Operating income	3.5	9.7	13.2
Add: D&A	1.5	23.0	24.5
OIBDA	5.0	32.7	37.7

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating margin	35.9%	34.3%	35.1%	36.2%	27.7%	33.4%	33.1%
Add: D&A	16.0%	17.6%	16.6%	16.8%	20.7%	17.2%	18.1%
OIBDA margin	51.9%	51.9%	51.7%	53.0%	48.4%	50.6%	51.2%

Russia	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating margin	35.9%	35.4%	35.9%	36.6%	27.2%	32.4%	33.5%
Add: D&A	16.0%	16.7%	16.0%	16.1%	20.5%	17.5%	17.4%
OIBDA margin	51.9%	52.1%	51.8%	52.8%	47.7%	49.9%	51.0%

Ukraine	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating margin	34.4%	26.5%	30.7%	31.2%	25.1%	35.6%	28.4%
Add: D&A	16.0%	21.5%	19.9%	18.9%	20.7%	15.7%	20.2%
OIBDA margin	50.4%	48.0%	50.6%	50.1%	45.8%	51.3%	48.6%

Uzbekistan	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating margin	47.8%	48.0%	50.1%	41.0%	45.9%	41.4%	46.0%
Add: D&A	16.2%	15.7%	14.4%	21.5%	17.6%	19.7%	17.5%
OIBDA margin	64.0%	63.7%	64.4%	62.5%	63.6%	61.1%	63.5%

Turkmenistan	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07	2006	2007
Operating margin	33.9%	48.8%	26.1%	50.0%	49.1%	33.8%	43.7%
Add: D&A	14.6%	12.4%	10.8%	12.0%	12.3%	15.1%	11.8%
OIBDA margin	48.5%	61.2%	36.8%	62.0%	61.4%	48.9%	55.5%

Armenia	Q3’07	Q4’07	2007
Operating margin	41.9%	16.7%	19.8%
Add: D&A	17.9%	39.5%	36.8%
OIBDA margin	59.8%	56.2%	56.6%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of Dec 31, 2006	As of Dec 31, 2007

Current portion of debt and of capital lease obligations	150.6	713.3
Long-term debt	2,924.5	2,686.5

Capital lease obligations	3.3	1.9

Total debt	3,078.5	3,401.7

Less:

Cash and cash equivalents	(220.0)	(634.5)

Short-term investments	(56.0)	(15.8)

Net debt	2,802.4	2,751.4

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For the year ended Dec 31, 2006	For the year ended Dec 31, 2007

Net cash provided by operating activities	2,378.9	3,350.2

Less:

Purchases of property, plant and equipment	(1,450.0)	(1,316.7)

Purchases of intangible assets	(272.0)	(222.9)

Proceeds from sale of property, plant and equipment	11.0	22.0

Purchases of other investments	(3.9)	2.8

Investments in and advances to associates	20.0	2.0

Acquisition of subsidiaries, net of cash acquired	(38.2)	(873.1)

Free cash-flow	645.9	964.4

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect and guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	(Unaudited)

Net operating revenue
Service revenue and connection fees	$2,303,967	$1,781,854	$8,172,650	$6,287,100
Sales of handsets and accessories	22,396	24,008	79,728	97,154
	2,326,363	1,805,862	8,252,378	6,384,254
Operating expenses
Cost of services	500,386	354,567	1,727,365	1,223,715
Cost of handsets and accessories	42,719	55,647	158,580	209,260
Sales and marketing expenses	231,010	165,404	724,115	607,835
General and administrative expenses	395,915	244,828	1,243,549	941,047
Depreciation and amortization	483,043	289,190	1,489,548	1,095,981
Provision for doubtful accounts	(1,837)	20,085	58,924	84,858
Other operating expenses	31,307	27,332	116,451	87,822

Net operating income	643,820	648,809	2,733,846	2,133,736

Currency exchange and transaction gains	(31,902)	(11,165)	(163,092)	(24,051)

Other expenses / (income):
Interest income	(8,035)	(2,675)	(38,100)	(13,055)
Interest expense	20,092	40,926	134,581	177,145
Other expenses / (income)	18,523	338,197	(28,631)	327,830
Total other expenses, net	30,580	376,448	67,850	491,920

Income before provision for income taxes and minority interest	645,142	283,526	2,829,088	1,665,867

Provision for income taxes	178,544	167,220	738,270	576,103

Minority interest	6,277	5,978	19,314	14,026

Net income	$460,321	$110,328	$2,071,504	$1,075,738
Weighted average number of common shares outstanding, in thousands	1,967,152	1,986,034	1,973,354	1,987,610
Earnings per share - basic and diluted	0.23	0.06	1.05	0.54

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND DECEMBER 31, 2006

(Amounts in thousands of U.S. dollars, except share amounts)

	As of December 31,	As of December 31,
	2007	2006
CURRENT ASSETS:
Cash and cash equivalents	$634,498	$219,989
Short-term investments	15,776	56,047
Trade receivables, net	386,608	298,479
Accounts receivable, related parties	25,004	8,434
Inventory and spare parts	140,932	196,265
VAT receivable	310,548	339,614
Prepaid expenses and other current assets	433,291	510,291
Total current assets	1,946,657	1,629,119

PROPERTY, PLANT AND EQUIPMENT	6,607,315	5,297,669

INTANGIBLE ASSETS	2,095,468	1,406,876

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	195,908	141,473

OTHER INVESTMENTS	1,355	3,856

OTHER ASSETS	119,964	94,952

Total assets	10,966,667	8,573,945

CURRENT LIABILITIES
Accounts payable	486,666	309,712
Accrued expenses and other current liabilities	1,251,233	1,124,710
Accounts payable, related parties	160,253	135,256
Current portion of long-term debt, capital lease obligations	713,282	150,626
Total current liabilities	2,611,434	1,720,304

LONG-TERM LIABILITIES
Long-term debt	2,686,509	2,924,539
Capital lease obligations	1,876	3,287
Deferred income taxes	114,171	86,349
Deferred revenue and other	89,696	42,879
Total long-term liabilities	2,892,252	3,057,054

Total liabilities	5,503,686	4,777,358

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	20,051	44,806

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as December 31, 2007 and December 31, 2006 (777,396,505 and 776,550,625 of which are in the form of ADS as of December 31, 2007 and December 31, 2006)	50,558	50,558
Treasury stock (32,476,837 and 15,922,128 common shares at cost as of December 31, 2007 and December 31, 2006)	(368,352)	(114,778)
Additional paid-in capital	579,520	571,718
Accumulated other comprehensive income	704,189	89,916
Retained earnings	4,477,015	3,154,367
Total shareholders’ equity	5,442,930	3,751,781

Total liabilities and shareholders’ equity	$10,966,667	$8,573,945

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2007	December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$2,071,504	$1,075,738

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	19,314	14,026
Depreciation and amortization	1,489,548	1,095,981
Debt issuance cost amortization	22,406	25,041
Amortization of deferred connection fees	(75,404)	(54,486)
Equity in net income of associates	(72,665)	(58,083)
Provision for doubtful accounts	58,924	84,858
Deferred taxes	(92,088)	(133,027)
Write off of not recoverable VAT receivable	17,516	—
Gain from deconsolidation of a subsidiary	(8,874)	—
Forex for non-operating activity	(163,092)	—
Bitel, investments and liabilities write off	—	320,000
Impairment of long-lived assets and assets held for sale	18,556	—
Non-cash expenses associated with asset retirement obligation	1,138	—
Non-cash expenses associated with stock bonus and stock options	10,426	1,675

Changes in operating assets and liabilities:
Increase in accounts receivable	(137,880)	(174,790)
Decrease / (Increase) in inventory	76,950	(39,312)
Decrease / (Increase) in prepaid expenses and other current assets	35,132	21,094
Decrease / (Increase) in VAT receivable	12,567	58,446
Increase in trade accounts payable, accrued liabilities and other current liabilities	61,278	138,581
Dividends received	4,900	3,174
Net cash provided by operating activities	3,350,156	2,378,916

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(873,071)	(38,188)
Purchases of property, plant and equipment	(1,316,662)	(1,449,954)
Purchases of intangible assets	(222,866)	(272,014)
Proceeds from sale of property, plant and equipment and assets held for sale	22,020	10,987
Purchases of short-term investments	(221,753)	(57,147)
Proceeds from sale of short-term investments	267,517	29,159
Proceeds from sales of other investments	2,808	(3,856)
Investments in and advances to associates	1,965	20,000
Increase in restricted cash	(3,839)	(18,549)
Net cash used in investing activities	(2,343,881)	(1,779,562)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	6,057	3,804
Repurchase of common stock	(254,443)	(109,899)
Notes and debt issuance cost	(371)	(20,686)
Capital lease obligation principal paid	(4,952)	(5,815)
Dividends paid	(756,920)	(558,848)
Proceeds from loans	475,815	1,284,296
Loan principal paid	(158,080)	(1,064,100)
Payments from Sistema	—	7,182
Net cash used in financing activities	(692,894)	(464,066)

Effect of exchange rate changes on cash and cash equivalents	101,128	6,417

NET INCREASE IN CASH AND CASH EQUIVALENTS:	414,509	141,705

CASH AND CASH EQUIVALENTS, at beginning of period	219,989	78,284

CASH AND CASH EQUIVALENTS, at end of period	$634,498	$219,989

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: April 16, 2008